Exhibit 12

ALFA CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

		2007		2006		2005		2004		2003
1.	Pretax income from operations before adjustment for income or loss from equity investees	$125,099,774		$133,219,739		$129,278,336		$116,827,673		$106,915,040
2.	Fixed Charges (Interest expense)	16,593,276		17,420,837		11,866,248		7,004,587		$6,614,745
3.	Distributed income of equity investees	3,112,008		3,339,681		3,641,930		3,510,000		197,754

4.	Earnings (as defined) (1+2+3)	$144,805,058		$153,980,257		$144,786,514		$127,342,260		$113,727,539

5.	Ratio of earnings to fixed charges, excluding interest credited to contractholder funds (4/2)	8.7	x	8.8	x	12.2	x	18.2	x	17.2	x

6.	Interest credited to contractholder funds	$31,541,192		$29,892,706		$29,283,243		$28,631,641		$27,930,039
7.	Total fixed charges including interest credited to contractholder funds (2+6)	$48,134,468		$47,313,543		$41,149,491		$35,636,228		$34,544,784

8.	Earnings (as defined) including interest credited to contractholder funds (4+6)	$176,346,250		$183,872,963		$174,069,757		$155,973,901		$141,657,578

9.	Ratio of earnings to fixed charges, including interest credited to contractholder funds (8/7)	3.7	x	3.9	x	4.2	x	4.4	x	4.1	x